Mark J. DeCesaris
Chief Financial Officer
TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
August 22, 2011
VIA EDGAR AND BY FEDERAL EXPRESS
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	W. P. Carey & Co. LLC Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-13779
Dear Mr. Woody:
Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated August 8, 2011 with respect to the Form 10-K for the year ended December 31, 2010 filed by W. P. Carey & Co. LLC (the “Company”). Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.
Form 10-K for the fiscal year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Mr. Kevin Woody
W. P. Carey & Co. LLC
August 22, 2011

1.	We note your response to comment 3 of our letter dated June 23, 2011 and that you use FFO, as adjusted, as a performance metric. In future periodic Exchange Act reports, please disclose FFO, as adjusted, for the covered period, and provide a definition of FFO, as adjusted, in your disclosure. Additionally, please reconcile FFO, as adjusted, through FFO, as NAREIT defines it.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for the fiscal year 2011, the Company will revise its disclosures to include FFO, as adjusted, including a definition of this metric, and a reconciliation of this metric through FFO, as NAREIT defines it.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis for Consolidation, page 56
2.	We have reviewed your response to comment number 6. Please provide additional information on how your specific situation qualifies for the limited-scope deferral. Within your response, please provide additional information regarding how the entities are not under common management and the potential effect on the financial statements if you did not qualify for the limited-scope deferral.
As noted in the Company’s previous response to comment number 6, the Company is of the opinion that its relationship with the CPA® REITs satisfies the requirements outlined in paragraphs (a) through (d) of ASC 946-10-15-2, and thus its relationship with the CPA® REITs qualifies for the limited-scope deferral. More specifically, with respect to the requirements outlined in paragraph 946-10-15-2 (a), while the guidance states that investment companies usually do not invest in entities under common management, the guidance does not preclude a company that invests in entities under common management from meeting the requirements of paragraph (a). Accordingly, the Company is of the opinion that, although the investments of the CPA® REITs are managed by the Company, there is a clear distinction between managing an operating company and the concept of real estate property management. As highlighted in the Company’s previous response letter, the Company is of the opinion that the management services performed for the CPA® REITs’ is less properly categorized as property management services and more properly categorized as asset management services aimed at protecting the CPA® REITs’ investments.

Mr. Kevin Woody
W. P. Carey & Co. LLC
August 22, 2011

Even if the Company were to assume for purposes of this analysis that the CPA® REITs did not qualify for the limited-scope deferral discussed above, the Company is of the opinion that there would be no impact on the Company’s financial statements. This conclusion is based on the fact that, regardless of the consolidation model applied — variable interest entity model, VIE model (with or without the deferral) or the voting entity model (VoE) — the Company would not consolidate the CPA® REITs.
Each CPA® REIT is a Maryland corporation. The CPA® REITs are publicly owned, non-actively traded real estate investment trusts that invest in commercial properties leased to companies both domestically and internationally. Each CPA® REIT is managed by the Company, which, under an advisory agreement with each of the CPA® REITs, performs services related to the day-to-day management (accounting, rent collections and other asset management services, etc.) of the CPA® REITs as well as transaction-related services (acquiring properties and mortgages, refinancing debt, disposition of properties, etc.).
The common stock held by the CPA® REITs’ equity holders provides those equity holders with voting rights over the governance and operations of the CPA® REITs in a manner similar to the voting common stock held by equity holders of any publicly traded entity. Through the voting rights of their common stock, the shareholders of the CPA® REITs are entitled annually to elect the boards of directors of the CPA® REITs. The boards of directors are charged with the duty and power to direct the management and affairs of the CPA® REITs. In exercising their powers, directors act as fiduciaries and thus owe traditional duties of care, loyalty and good faith to the shareholders of the CPA® REITs. Along these lines, pursuant to the organizational documents of the CPA® REITs, the duties of the boards of directors include the duty to establish investment and borrowing policies as well as monitor the investment operations and performance of the advisor. The advisory agreements with the CPA® REITs expressly provide that a majority of the independent directors of each CPA® REIT may terminate the applicable advisory agreement with or without cause on 60 days advance notice.

Mr. Kevin Woody
W. P. Carey & Co. LLC
August 22, 2011

For purposes of determining whether an entity is a variable interest entity, the difference between the standard set forth in the previous guidance (that is, guidance pursuant to the provisions of what was formerly FIN 46R, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51), and the standard set forth in the new guidance (that is, the guidance pursuant to the provisions of what was formerly FAS 167, Amendments to FASB Interpretation No. 46(R)), stems from the determination under paragraph ASC 810-10-15-14(b)(1) as to whether equity holders lack decision making rights. Most notably, the new guidance changed the way kick-out rights are viewed in the consolidation analysis (i.e., only single party kick-out rights should be considered). In light of this revised guidance, the voting rights of the CPA® REITs equity holders are not considered kick-out rights, but rather, as noted above, are voting rights embedded in the equity holdings of the shareholders of the CPA® REITs. Based on this analysis, the amended criteria in paragraph ASC 810-10-15-14(b)(1) is not met, and thus the CPA® REITs are not deemed variable interest entities under that criterion. Further, the Company would not be considered the primary beneficiary of the CPA® REITs under either the previous guidance or the new guidance, as the Company does not possess either the majority of the variability in any of the CPA® REITs nor the power over significant decisions in any of the CPA® REITs.
Pursuant to the VoE model, while the shareholders of the CPA® REITs have delegated some decision-making rights to the Company through the advisory agreements, the shareholders of the CPA® REITs, through their election of the boards, ultimately retain the right to terminate the advisory agreements. Thus the Company does not control the CPA® REITs and would not consolidate under the VoE model.
The Company also respectfully notes that it has previously addressed such consolidation matters in its consultation with the Office of the Chief Accountant in a letter dated January 20, 2011. While such letter did not address the specific interests noted above, it did address consolidation issues for an interest in a recently formed fund, Carey Watermark Investors Incorporated, to which the Company also acts as the advisor.
Note 6. Equity Investments in Real Estate and CPA REITs
Interests in Unconsolidated Real Estate Investments, page 69
3.	We have reviewed your response to comment number 7. Please provide additional information regarding the nature of your joint control including a summary of the major decisions that require joint approval and how disputes are resolved.
The interests that the Company holds in the properties leased to U.S. Airways Group and Consolidated Systems represent tenant-in-common interests. All tenants-in-common hold an individual, undivided ownership interest in the property. Undivided ownership interests are arrangements in which two or more parties jointly own the property and the title is held individually to the extent of each party’s interest. Based upon the nature of such interests, the Company concluded that consolidation guidance is not appropriate, as consolidation guidance applies to the consolidation of separate legal entities.

Mr. Kevin Woody
W. P. Carey & Co. LLC
August 22, 2011

Rather, the Company determined that the equity method of accounting is the appropriate method of accounting for its tenant-in-common interests based on the guidance in ASC 970-810-45-1, which states:
An investment in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:
a.	The real property is owned by undivided interests.
b.	The approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned.
c.	Each investor is entitled to only its pro rata share of income.
d.	Each investor is responsible to pay only its pro rata share of expenses.
e.	Each investor is severally liable only for indebtedness it incurs in connection with its interest in the property
As the investments require approval of the co-tenants, condition (b) set forth above is not met. In addition, the Company considered industry guidance in Statement of Position (SoP) 78-9 Accounting for Investments in Real Estate Ventures, paragraph 11, which states:
...Most real estate ventures with ownership in the form of undivided interests are subject to some level of joint control. Accordingly, the division believes that such investments should be presented in the same manner as investments in noncontrolled partnerships.
The Company also considered the guidance in ASC 930-810-45-1 which states:
A proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry (see paragraph 910-810-45-1) or an extractive industry (as discussed in paragraph 932-810-45-1).

Mr. Kevin Woody
W. P. Carey & Co. LLC
August 22, 2011

As both arrangements are subject to some level of joint control, the Company believes that the equity method of accounting is the appropriate method of accounting in this instance.
4.	We have reviewed your response to comment number 8. Please provide additional information supporting your interpretation of ASC 323-10-35. Specifically, please tell us how ASC 323-10-35-21 applies to your current situation as it appears that the paragraph applies to losses recorded by unconsolidated investment and not the proceeds from the re-financing of the non-recourse debt. In addition, we do not understand how the assessment of whether the tenants will abandon the properties effects the accounting treatment of these proceeds. Lastly, please address ASC 323-10-35-19 specific prohibition of recording additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support.
As noted in the Company’s previous response letter to comment number 8, the negative investment balances were primarily attributable to distributions received by the Company from the proceeds of non-recourse financing in excess of the carrying value of these investments. In accordance with ASC 323-10-35-17, dividends (or cash distributions) received from an investee shall reduce the carrying amount of the investment. The proceeds that the Company received were recorded against the investment and thus reduced the investment balance below zero. The Company believes that this treatment is appropriate for the same reasons that one would recognize equity method losses under ASC 323-10-35-19.
The Company further considered the guidance in ASC 323-10-35-20, as well as the expanded industry guidance in SoP 78-9, paragraph 15, which states:
The division believes that an investor that is liable for the obligations of the venture or is otherwise committed to provide additional financial support to the venture should record its equity in real estate venture losses in excess of its investment... The following are examples of such circumstances:
a.	The investor has a legal obligation as a guarantor or general partner.
b.	The investor has indicated a commitment, based on considerations such as business reputation, intercompany relationships, or credit standing, to provide additional financial support...

Mr. Kevin Woody
W. P. Carey & Co. LLC
August 22, 2011

As outlined in its previous response letter to comment number 8, the Company believes that its abandonment of the investments is unlikely, and therefore there exists the potential to fund any future cash flow requirements of the investments. Accordingly, under the guidance contained in ASC 323-10-35-20 and SoP 78-9, the Company has determined that the cash distributions should be recorded as a reduction of the investment rather than a realized gain. The alternative view would be that the Company record a gain for the excess distributions received. This view is based on the principle that the Company does not have an obligation, whether contractual or implied, to re-contribute the distributions if called upon in the event the investees needed additional contributions. In addition, if the Company were to record the distributions as a realized gain, similar to the guidance in ASC 323-10-35-22 regarding the recording of equity income when previous losses were not recognized due to suspension of the equity method, the Company believes that any subsequent income generated from those investments should not be recorded until the gain from the distributions has been entirely offset. Effectively, the “gain” from the distributions is considered an advance on future earnings. The Company believes, however, that its current accounting best reflects its intentions regarding its investments.
We thank the Staff for its attention to this filing. If you have any questions regarding our responses, please contact me at 212-492-1140.

Sincerely, /s/ Mark J. DeCesaris Mark J. DeCesaris Chief Financial Officer

cc:   Howard Efron